

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

William Wei Cao, Ph.D.
Chief Executive Officer
Gracell Biotechnologies Inc.
Building 12, Block B. Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People's Republic of China

Re: Gracell Biotechnologies Inc.
Form F-1
Exhibit Nos. 10.21 and 10.22
Filed December 18, 2020
File No. 333-251494

Dear Dr. Cao:

On January 5, 2021, we concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance